P.E. 12/31/01



02012692

1-13634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of December 2001

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓.....   Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 20 December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: __Tomkins PLC__
(Registrant)

Date 18 January 2002

By: _____

Name: DENISE PATRICIA BURTON

Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

20 December 2001

Doc Re Issue of ₦150,000,000 8 per cent - ISIN: XS0140478321

A Copy of the above document has been submitted to the UK Listing Authority,
and will shortly be available for inspection at the UK Listing Authority's
Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business
hours of this notice being given).

END

TOMKINS PLC
EAST PUTNEY HOUSE
84 UPPER RICHMOND ROAD, LONDON SW15 2ST
TEL: +44 (0)20 8871 4544   FAX: +44 (0)20 8877 9700

REGISTERED IN ENGLAND NO. 203531 - REGISTERED OFFICE AS ABOVE